Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re:  Report – Request to Approve Class Action lawsuit against Pelephone (Dismissal)

Tel Aviv, Israel – May 29, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced a further update to its earlier reports regarding a request to approve a class action against its subsidiary, Pelephone Communications Ltd. (“Pelephone”), as filed in the Tel Aviv District Court. The matter concerns an alleged harassment (repeated telephone calls aimed at recruiting customers) that Pelephone participated in. Bezeq now reports that on May 28, 2019, it received notice from Pelephone that the Court dismissed the request.

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.